Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

	$ million, except ratios
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from joint ventures and associates (a) (b)	27,032	14,196	32,545	(10,064)	20,916
Fixed charges	3,021	2,971	2,808	2,944	2,279
Amortization of capitalized interest	226	145	44	212	252
Distributed income of joint ventures and associates	1,391	1,763	5,040	3,277	3,003
Interest capitalized	(238)	(390)	(349)	(254)	(188)
Preference dividend requirements, gross of tax	(2)	(3)	(3)	(2)	(3)
Income of non-controlling interests not inccuring fixed charges	—	—	—	(9)	(1)

Total earnings available for fixed charges	31,430	18,682	40,085	(3,896)	26,258

Fixed charges:
Interest expensed	844	844	802	701	718
Interest capitalized	238	390	349	254	188
Rental expense representative of interest	1,937	1,734	1,654	1,987	1,370
Preference dividend requirements, gross of tax	2	3	3	2	3

Total fixed charges	3,021	2,971	2,808	2,944	2,279

Ratio of earnings to fixed charges	10.4	6.3	14.3	—	11.5

Deficiency of earnings to fixed charges	—	—	—	(6,840)	—

(a)	2013 includes a pre-tax charge of $469 million (2012 $5,014 million pre-tax charge, 2011 $3,742 million pre-tax credit and 2010 $40,935 million pre-tax charge) relating to the Gulf of Mexico oil spill.
(b)	2012 includes $709 million of dividends received from TNK-BP.